UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

June 11, 2025

_____

In the Matter of

**Yuanyi Pharmaceutical Technology
Holding Group Co Ltd
3-212 Governors Square
23 Lime Tree Bay Avenue Grand
Cayman KY1-1203
Cayman Islands**

**ORDER DECLARING REGISTRATION
STATEMENT ABANDONED UNDER THE
SECURITIES ACT OF 1933, AS AMENDED**

File No: 333-280749

_____

       Yuanyi Pharmaceutical Technology Holding Group Co Ltd filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective. Yuanyi Pharmaceutical Technology Holding Group Co Ltd has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

       In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on June 11, 2025.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Suzanne Hayes
Office Chief